[Allianz SE Letterhead]

November 29, 2006

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz Aktiengesellschaft

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”), formerly named “Allianz Aktiengesellschaft”, in response to your comment letter of September 26, 2006 in connection with the Staff’s comments on our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which was filed on April 6, 2006.

We appreciate the Staff’s review of the 2005 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments. In response to some of the Staff’s comments, we have provided disclosure-type language as requested by the Staff, which we intend to include, as appropriate, in our Annual Report on Form 20-F for the fiscal year ending December 31, 2006 (“2006 Form 20-F”).

For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

General

1.

We note from public sources and your websites that you may have operations in, or contracts with, Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Iran and Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism.

Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Syria, including through subsidiaries, affiliates, representative offices, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies operating in Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designated to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

We are currently in the process of gathering the information for the response to this Comment 1, and we will inform the Staff when we anticipate being in a position to submit a response.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 58

Loan impairments and provisions, page 61

2.

Please provide to us in disclosure-type format the amount of the change in these estimates for each period presented. Include a sensitivity analysis showing the effect that reasonable likely changes in estimates as of December 31, 2005 may have on financial position and results of operations.

We note your comment and intend to replace in its entirety the disclosure under “Loan impairments and provisions” in our 2005 Form 20-F with the following disclosure, which includes information regarding change in estimates and an enhanced discussion of qualitative sensitivity, to be located within the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F:

“Loan impairments and provisions

The loan loss allowance represents management’s estimate of losses from impaired loans within the loan portfolio and other lending related commitments. The loan loss allowance is reported in the Allianz Group balance sheet as a reduction of “Loans and advances to banks and customers”, and the provisions for contingent liabilities such as guarantees, loan commitments and other obligations are reported as “Other liabilities”. Changes in the loan loss allowance are reported in the Allianz Group income statement under the caption “Loan loss provisions”.

A loan is considered to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan, and that loss event has an impact on the estimated future cash flows of the loan that can be reasonably estimated. If there is objective evidence that a loan is impaired, a loan loss allowance is recognized as the difference between the loan’s carrying amount and the present value of future cash flows, which includes all contractual interest and principal payments, discounted at the loan’s original effective interest rate.

Loans with an outstanding balance greater than €1 million are considered to be individually significant, and they are assessed individually to determine whether an impairment exists. Individually significant loans that are not impaired are grouped with loans evidencing similar credit characteristics and are collectively assessed for impairment.

At our banking subsidiary, Dresdner Bank, and its subsidiaries (the “Dresdner Bank Group”), the loan portfolio for which loan loss allowances are to be established is separated into a homogeneous and a non-homogeneous portfolio. The homogeneous portfolio solely comprises loans to the Dresdner Bank’s Private & Business Clients division with a gross exposure of up to €1 million, for which the degree of risk has been calculated at the portfolio-level resulting in collectively evaluated loan loss provisions. All other loans are allocated to the non-homogeneous portfolio, with a distinction made with respect to loan loss allowances between the measurement of individual loans in default (specific loan loss allowances) and allowances for impairments that have incurred but have not been identified (general loan loss allowances / country risk allowance).

The loan loss allowance comprises the following four categories:

Specific allowances

For all individually significant loans, counterparty relationships are periodically reviewed on a case-by-case basis. We consider various factors in this review including, but not limited to, the borrower’s financial strength, resources and payment record, the present value of the expected future cash flows, including any net realizable value that may result from the foreclosure of collateral and the likelihood of support from any guarantors.

General allowances

Individually significant loans that do not have specific allowances are segmented into groups of loans with similar risk characteristics, and loan loss allowances for incurred but not identified impairments are calculated using statistical methods of credit risk measurement. Factors that are used in these methods include our internal credit rating results, historical loss experience and a “loss emergence period”, which adjusts for the lag time between the occurrence of a loss and its identification by a lender. Other qualitative factors considered by management include: levels and trends in delinquencies, levels and trends in recoveries of prior charge-offs, trends in volumes and terms of loans, effects of changes in lending policies and procedures, current national and local economic trends and conditions, and credit concentrations.

Country risk allowances

A country risk allowance is calculated to estimate losses due to transfer risk. Transfer risk is a measure of the likely ability of a borrower in a certain country to repay its foreign currency-denominated debt in light of the economic or political situation prevailing in that country. We establish country risk allowances based on historical loss experience and a country risk rating system that incorporates current and historical economic, political and other data to categorize countries by risk profile.

In order to avoid duplication, specific allowances are subtracted from general and country risk allowance calculations. Moreover, countries for which a country risk allowance is maintained are excluded from the determination of the transfer risk component of the general allowances.

Portfolio allowances

Loans that are not considered individually significant are not individually assessed but are instead segmented into portfolios of homogeneous loans to assess for impairment. Portfolio loan loss allowances are calculated using the delinquency flow model, which involves separating the homogeneous loan portfolios into distinct groups of loans evidencing similar loss behavior. We consider various factors in defining such portfolio groups, including consistency of underwriting practices, transaction terms and conditions, customer segmentation, product type, existence and types of collateral, similarity in size and number of loans, and loss behavior.

The delinquency flow model provides an estimate of the loss inherent in the portfolio by measuring the historical loss experience of the actual portfolio or a portfolio with similar risk characteristics. The delinquency flow model produces this estimate based on historical loan/commitment volume and loss data. The model also estimates the balance of loans with a delinquency status and the average loss experienced for loans in each delinquency grouping within a given portfolio.

Once an individual loan within a portfolio is identified as impaired, a specific loan loss allowance is recorded, and the loan is removed from the relevant portfolio.

The process for evaluating each of the foregoing categories comprising the total loan loss allowance involves significant judgment and estimates. In our evaluation process, we consider the additional following factors for all allowance categories, including the frequency of default, risk ratings, loss recovery rates, the forecasted financial strength of individual large accounts, and the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing. If actual results differ from our estimates or if economic changes occur after the date of our estimation, we may need to adjust our estimates. Significant changes in estimates could materially affect our loan loss provision and could result in a change in the loan loss allowance.

Changes in the loan loss provision on an Allianz Group level totaled € [•] million, €(109) million and €354 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total loan loss allowance as of December 31, 2006 and 2005 amounted to € [•] and €1.8 billion, respectively.

For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Controlling in our Banking Business” and Notes [9] and [34] to the consolidated financial statements.”

We are unable to provide a quantitative sensitivity analysis showing the effect that reasonable changes in estimates may have on financial position and results of operations, as requested by the Staff. As described above, the Allianz Group’s loan loss allowance represents management’s estimate of losses from impaired loans, which depends on a judgment-based assessment of a large number of factors and varies significantly across category of allowance. Therefore, we respectfully submit that it is impracticable, and would be potentially misleading to the reader, to set forth a quantitative sensitivity analysis showing the effect of changes in a small number of estimates on our financial position and results of operations, and we have accordingly not included such analysis in the disclosure above.

Reserves for insurance and investment contracts, page 63

3.

Please consider the disclosure requirements of paragraphs 39(c) and 39A of IFRS 4 when determining the location of this information within your document. At a minimum we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the aggregate policy reserves and the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.

Please disclose the amount of the aggregate policy reserves and the reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.

We note your comment and intend to include the following disclosure of the aggregate policy reserves and the reserves for loss and loss adjustment expenses (LAE) in the “Reserves for insurance and investment contracts” sub-section under the “Critical Accounting

Policies and Estimates” section of our 2006 Form 20-F, in addition to the current disclosure in Note 16 (“Reserves for insurance and investment contracts”) to our consolidated financial statements (see page F-63 of the 2005 Form 20-F):

“Aggregate policy reserves totaled € [•], €249,530 million and €229,873 million as of December 31, 2006, 2005 and 2004, respectively. Total reserves for loss and loss adjustment expenses amounted to € [•], €67,005 million and €62,331 million as of December 31, 2006, 2005 and 2004, respectively. For further information regarding reserves for insurance and investment contracts, see Note [16] to our consolidated financial statements.”

As discussed extensively in 2003 and 2004 with the Staff in its review of our Form 20-F for the year ended December 31, 2002, Allianz bases its detailed Guide 6 reserve disclosures on local statutory reserving in those countries where the Allianz Group’s primary property-casualty operations are located. Accordingly, we state on page 20 of the 2005 Form 20-F that loss and LAE reserves are estimated by local operating entities and within each entity by line of business. Actuaries at these local entities apply a variety of methods to estimate reserves by line of business depending on type of business; availability, homogeneity and credibility of data; qualitative information; professional judgment and other criteria. The diversity of business written in different countries, the different applicable legal and regulatory regimes, and the quantity of statistical and actuarial analyses render it impractical to define uniform lines of business on a consolidated basis across the entire Allianz Group, and our property-casualty businesses and reserves are not managed on such a basis.

Notwithstanding these impracticalities, we have provided on page 21 of the 2005 Form 20-F a tabular presentation of total loss and LAE reserves by material line of business, as well as by country or region, as of December 31, 2005. The table in Exhibit A is built by assigning individual lines of business from operating entities to the major classes shown. Because these major lines of business typically represent a level of aggregation higher than that at which the reserves are analyzed locally, it is not possible to present the methods applied, assumptions used or change in assumptions over a certain period. We intend to provide this table in our 2006 Form 20-F as of December 31, 2006, 2005 and 2004 in the form included in Exhibit A attached hereto to provide this information over a three-year period. It should be emphasized, however, that each business is analyzed locally in accordance with different line of business definitions, and not by consolidated lines of business. For this reason, the table in our 2005 Form 20-F and the table in Exhibit A are presented on a country-by-country basis or, in certain cases, a region-by-region basis.

It would be impracticable to present the amount of IBNR for each “material line of business”, as requested in the Staff’s comment, due to the fact that our local operating entities define their respective business lines and estimate the corresponding reserves differently within each country where we operate, using policies and procedures that are appropriate for the applicable local legal, regulatory and statutory accounting environment. Accordingly, we intend not to include amounts of IBNR separately for each material consolidated line of business at this time. We endeavor, however, to continue our practice of disclosing significant reserve developments at our major operating entities during the most recent fiscal year, as shown on pages 23-28 of the 2005 Form 20-F.

b.	Please describe the methods you used to determine your aggregate policy reserves and reserves for loss and loss adjustment expenses. Please ensure this description:

1.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

2.	Explain which methodology you used to record your reserves. Include why you selected this methodology over any of the other methodologies.

3.

Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

For the purpose of responding to this Comment, we address aggregate policy reserves and reserves for loss and LAE separately below.

(i) Aggregate policy reserves

In response to the Staff’s request, we intend to include the following additional disclosure as an overview of our methods for determining aggregate policy reserves in the “Reserves for insurance and investment contracts” sub-section under the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F. The disclosure below would supplement the existing disclosure currently in this section of our 2005 Form 20-F, which describes the computation of aggregate policy reserves for specific types of insurance contracts (see pages 63-64 of our 2005 Form 20-F).

“In the Allianz Group’s Life/Health segment, aggregate policy reserves for insurance contracts are computed based on relevant U.S. GAAP standards, except for contracts under which the Allianz Group does not accept significant insurance risk, which are classified as investment contracts. All insurance policies are classified appropriately under U.S. GAAP, and the corresponding valuation methodology is applied accordingly. Aggregate policy reserves are determined based on policyholder data and by applying various projection and reserving systems, either on a policy-by-policy basis or on a model point basis whereby policies are grouped by generation and similar risk and benefit profiles. These systems are also used to derive deferred acquisition cost (DAC), unearned revenue liabilities (URL) and present value of future profits (PVFP) in a consistent manner.

Local actuaries of each Allianz Group operating entity are responsible for setting aggregate policy reserves and carrying out recoverability and loss recognition tests. The Allianz Group reviews the locally-derived policy reserves, DAC, URL, PVFP and loss recognition tests.

The table below provide a breakdown of the Allianz Group’s aggregate policy reserves by country of our major Life/Health local operating entities as of December 31, 2006 (in millions of euros):

Country	Aggregate Policy Reserves					Market Value of Liability Options[1]	Total	% of Allianz Group
	Long- duration insurance contracts	Universal- Life type insurance contracts	Traditional participating insurance contracts	Unit- Linked Reserves	Non-Unit- Linked Reserves
German Life
German Health
France
Italy
Switzerland
Spain
Netherlands
Austria
Belgium
South Korea
Taiwan
Other countries
Allianz Group Total

[1]	“Market Value of Liability Options” represents the value of the derivatives embedded in the equity-indexed annuity products of Allianz Life.

Assumptions made at the local operating entity level regarding variables affecting aggregate policy reserves such as expense, lapse and mortality are based on best estimates derived from annually performed experience studies based on company data and are regularly validated by the Allianz Group.

The most significant assumption for deriving Life/Health reserves is the expected investment yields (i.e., the expected return on assets purchased with net cash inflows), as investment rates determine both the expected cash flow as well as the reserve discount factors.

This is particularly true for our operations in Belgium, South Korea and Switzerland because certain policies previously sold in these countries included guaranteed interest rates on existing and future premiums. Investment rates are based on the available capital market information, the asset mix and the long term expected yields as set by the management of the local operating entity.”

(ii) Reserves for loss and LAE

As discussed in response to Comment 3(a) above, actuaries at our local operating entities apply a variety of traditional actuarial techniques (e.g., Chain-Ladder, Bornhuetter-Ferguson) and statistical methods to estimate reserves. These analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. These analyses are carried out at a large number of operating entities and within each entity by individual line of business, and as a result it is not practical or meaningful to the reader to describe all of the different actuarial techniques and statistical methods used.

Furthermore, as discussed in response to Comment 3(a), the Allianz Group does not define uniform lines of business on a consolidated basis due to the diversity of business written in different countries, the different applicable legal and regulatory regimes, and the quantity of statistical and actuarial analyses. As a result, the Allianz Group does not accumulate information by consolidated short-tail and long-tail lines of business, and it is accordingly not practical to identify unique development characteristics for such businesses. Notwithstanding this fact and as a general matter, if the uncertainty of projected ultimate losses increases in respect of a particular line of business, then the reporting period will be longer, and the settlement process and development of claims will correspondingly be extended in time. For lines of business with a shorter tail of claims development it is common that the relative lower uncertainty is increased by the effect of large single events like natural catastrophes for property business.

In response to the Staff’s request to improve our disclosure regarding the estimation of loss and LAE reserves, we intend on expanding the description of the process used by Allianz Group to oversee and monitor reserves set by local operating entities, by adding the following disclosure in the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F:

“Within the Allianz Group, loss and LAE reserves are set locally by qualified individuals close to the business, subject to strong central monitoring and oversight by the actuarial department in Allianz SE (“Group Actuarial”). This central oversight process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•      Minimum standards for actuarial loss reserving;

•      Regular central independent reviews by Group Actuarial of reserves of local operating entities;

•      Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities; and

•      Quarterly quantitative and qualitative reserve monitoring.

Each of these components is described further below.

Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review – i.e. formal qualitative assessment of the required components in the reserving process – and local site visits. Group Actuarial then communicates the results of this quality review to the local operating entity.

In addition, Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every three years. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed, and evaluated to determine if changes in assumptions are needed.

Local operating entities are required to provide Group Actuarial an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming a similar opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a process that constitutes our “peer review” of the entity’s own analysis.

In addition, on a quarterly basis, Group Actuarial monitors reserve levels, movements and trends across the Allianz Group.

This monitoring is conducted on the basis of quarterly loss data submitted by local operating entities as well as through participation in local reserve committees and frequent dialogue with local actuaries of each operating entity. This quarterly loss data provides information about quarterly reserve movements, as the information is presented by accident year and line of business, as defined by the local operating entity.

The oversight and monitoring of the Group’s loss reserves culminate in quarterly meetings of the Group Reserve Committee. This committee, which consists of the Group Chief Executive Officer, Group Chief Financial Officer, Head of Group Financial Reporting, Head of Group Accounting and the Group Chief Actuary, monitors key developments across the Group affecting the adequacy of loss reserves.”

c.

If management has added an incremental provision to the aggregate policy reserves or the reserve for loss and loss adjustment expenses determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

Allianz confirms that no such incremental reserves were added to Allianz Group reserves as established by Group Actuarial, but notes the Staff’s comment and will address any such incremental reserves in future periods in future MD&A.

d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, please disclose the following:

1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.

Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

As described above in the responses to comment 3(a) and 3(b), loss and LAE reserve estimates are affected by many different local assumptions implemented by each Allianz Group local operating entity and applied to each entity’s many lines of business, rather than by a few key Allianz Group-level assumptions on a small number of lines of business. In this regard, Allianz respectfully submits that, as one of the few non-U.S. Guide 6 reporting companies with significant operations in a number of non-domestic jurisdictions, it is in a fundamentally different position than a U.S.-based reporting company, for which, due to the uniformity of statutory line of business reporting in the United States, meaningful company-wide line of business reserving assumptions could be more readily provided. Notwithstanding oversight at the Group Actuarial-level, our reserving assumptions are highly dependent on the local environment in multiple jurisdictions, and it is accordingly not practical to identify and describe a single set of key underlying assumptions.

e.

In order to show investors the potential variability in the most recent estimate of your loss reserve and aggregate policy reserves, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Please note that a simple calculation of a percentage change in the reserves is not sufficient to this end.

As described above, loss and LAE reserve estimates are affected by a many different local assumptions implemented by each Allianz Group local operating entity and applied to each entity’s many statutory lines of business. As these assumptions are highly dependent on the local environment, it is not practical to analyze or quantify at the Allianz Group level the sensitivity of reserves to reasonably likely changes in such assumptions.

4.

Please provide to us in disclosure type format a discussion of the most important assumptions made determining the amortization of your DAC and PVFP. Also include a sensitivity discussion that incorporates the impact that reasonably likely changes to these assumptions would have on your operations.

We note your comment and intend to provide the following disclosure in our 2006 Form 20-F in the “Reserves for insurance and investment contracts” sub-section under the “Critical Accounting Policies and Estimates” section:

“DAC and PVFP amortization schedules are determined on a decentralized basis by our local operating entities. The assumptions used (e.g., investment yields, lapses, expenses and demographics) vary not only by geographical market and operating entity but also by line of business and sometimes even generation of business.

With respect to our major life business units, which comprise approximately 90% of reserves, DAC and PVFP, a central control process has been established at the Allianz Group-level in order to ensure that assumptions and calculations used to determine DAC and PVFP are reasonable, and to monitor potential loss recognition issues.

One method used to monitor trends and sensitivities to changes in assumptions is to compare the recoverability ratio over time and using different levels of inputs. The recoverability ratio provides information regarding the percentage of future profits from the current portfolio that is needed to support the amortization of policy acquisition costs previously capitalized. The recoverability ratio is defined as DAC/PVFP, net of deferred revenue liabilities divided by a best estimate of present value of future profits before amortization. Using best estimate assumptions, the recoverability ratio amounted to [•] % as of December 31, 2006 and 57.6 % as of December 31, 2005.

The recoverability ratio is most sensitive to changes in the investment rate, which is the rate of return earned on the investment of net cash inflows. This sensitivity is more pronounced for our local operating entities with significant older portfolios with relatively high guaranteed interest rates (e.g., Allianz Life Korea). Sensitivities to persistency, expense levels and demographic assumptions are also monitored, but deviations within reasonable limits would not trigger a material loss recognition event for any of the operating entities due to the offsetting effects of changes to policy participation rates.

For many of Allianz’s Life/Health operating entities within Europe, a large part of such adverse developments can be offset by adjustments to the policyholder participation rates. Therefore, the relevant estimates and as a consequence, the results of operations of operating entities within Europe are relatively insensitive to the effects changes in assumptions.”

Executive Summary, page 67

Operating Profit, page 68

5.

We note that this measure is one that you use in evaluating the performance of your segments. Please explain to us why you feel that the inclusion of this measure on a consolidated basis is appropriate as a non-GAAP measure. Please refer to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Allianz Group uses operating profit to evaluate the performance of both its operating segments and therefore, as a logical consequence, the Allianz Group as a whole. Consolidated operating profit is one of the key measurements used in determining performance-based compensation within the Allianz Group, and it is also a significant measure used in Allianz Group-wide management. Given its importance as a performance measurement, we believe that operating profit is a meaningful, if not imperative, measurement to provide investors regarding each segment and the Allianz Group as a whole.

Based on Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we acknowledge that the presentation of consolidated operating profit constituted a non-GAAP measure in our 2005 Form 20-F. Accordingly, in our 2006 Form 20-F and future filings with the SEC, we undertake to provide the disclosure required by Item 10(e)(1)(i) of Regulation S-K with respect to this measure and accordingly intend to include the following language in the “Operating and Financial Review and Prospects—Introduction” section, following the discussion of segment-level operating profit (which currently appears on page 66 of our 2005 Form 20-F):

“The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. When presented on a consolidated basis, the operating profit is a ‘non-GAAP financial measure’ under SEC rules and regulations. The Allianz Group considers the presentation of operating profit on a consolidated basis to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of the operating performance at the Allianz Group level over time. Operating profit highlights the portion of earnings from ordinary activities before taxes attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense on external debt and income from financial assets and liabilities held-for-trading (relating to exchangeables on external debt) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business.

Operating profit on a consolidated basis should be viewed as complementary to, and not a substitute for, earnings from ordinary activities before taxes or net income as determined in accordance with IFRS. The following table reconciles operating profit on a consolidated basis to the most directly comparable GAAP measure, ‘Earnings from ordinary activities before taxes’.

For the years ended 12/31/	2006	2005	2004
	€ mn	€ mn	€ mn
Operating Profit	[•]	8,003	7,000
Income from realized gains and losses and impairment of investments (net)	[•]	1,853	1,348
Income from financial assets and liabilities held for trading (net)	[•]	(402)	(142)
Interest expense on external debt	[•]	(787)	(831)
Restructuring charges	[•]	(100)	(347)
Acquisition related expenses	[•]	(688)	(622)
Amortization of intangible assets	[•]	(50)	(1,362)
Special tax effects [1]	[•]	—	—

Earnings from ordinary activities before taxes	[•]	7,829	5,044

[1]	Special tax effects consist of taxes associated with premium refunds within the Life/Health segment.”

Debt and Capital Funding, page 116

Reduction of non-strategic assets by Dresdner Bank, page 117

6.	Please explain to us in disclosure type format what is meant by a “Mandatory Exchangeable.” Include for us a discussion of how this structure affects the accounting for the disposal of these shares.

We note your comment and intend to include the following disclosure within the “Debt and Capital Funding” section of the “Liquidity and Capital Resources” section of our 2006 Form 20-F, as appropriate:

“Reduction of non-strategic assets by Dresdner Bank. Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 no-par value registered shares of Allianz SE to a third-party financial institution. On February 3, 2005, the financial institution issued through its Luxembourg subsidiary a “mandatory exchangeable” debt instrument to investors that is exchangeable into the Allianz SE shares purchased from Dresdner Bank. The debt instrument has a notional value of approximately €1.6 billion, matures in three years from the issuance date and carries an interest rate of 4.5%, plus 90% of the distributed dividends allocated to the sold Allianz SE shares. Upon maturity of the debt instrument, the financial institution is obligated to deliver to the investors a variable number of Allianz SE shares.”

As requested, the following describes the accounting treatment of this debt instrument under IFRS and U.S. GAAP.

A. IFRS

With respect to accounting for derecognition of financial assets, IAS 39 Financial Instruments: Recognition and Measurement revised 2003 (“IAS 39 revised”) provides guidance regarding the assessment of whether contractual rights have been transferred and the extent to which risks and rewards of ownership are passed. Paragraphs 15-37 of IAS 39 revised specify a multiple step derecognition test that includes a review of the control over the relevant assets and a risk and reward test. Furthermore, continuing involvement in the transferred assets must be verified if the result of both tests is not determinative. In particular, paragraph 17 of IAS 39 revised states that:

“An enterprise shall derecognise a financial asset when, and only when: (a) the contractual rights to the cash flows from the financial asset expire; or (b) it transfers the financial asset as set out in paragraphs 18 and 19 and the transfer qualifies for derecognition in accordance with paragraph 20.”

Paragraphs 18-20 of IAS 39 revised outline considerations regarding whether the contractual rights to receive cash flows are transferred and whether risks and rewards of ownership are transferred or retained. Furthermore paragraph 15 of IAS 39 revised requires the issuer to apply the derecognition criteria on a consolidated level. Therefore, an entity must first consolidate all subsidiaries in accordance with IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation Special—Purpose Entities, and then apply the derecognition criteria to the relevant consolidated group.

With respect to potential consolidation of entities involved in the transaction, the criteria specified in IAS 27 for consolidation apply neither to the third party financial institution (the “Financial Institution”) that purchased the Allianz shares from Dresdner Bank, nor to the Financial institution’s Luxembourg subsidiary that issued the debt instrument. The Financial Institution, an internationally-recognized investment bank, and its Luxembourg finance subsidiary have independent business operations and do not, in any manner, qualify as special purpose entities of Allianz. Moreover, the Financial Institution will not transfer a majority of risks and rewards of the assets held by them back to Allianz. Therefore, the Financial Institution and its Luxembourg subsidiary are not considered subsidiaries of, or subject to consolidation by, Allianz under IFRS.

Moreover, IAS 39 revised excludes from its scope financial instruments issued by an entity that meet the definition of an equity instrument in IAS 32, Financial Instruments: Presentation.

IAS 32 provides guidance regarding presentation and measurement of treasury shares. Specifically, IAS 32 indicates that no gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instrument. Consideration paid or received on such shares should be recognized directly in equity.

With respect to the sale of the Allianz shares and their derecognition, and in consideration by analogy of the derecognition provisions of IAS 39 revised outlined above, the Allianz shares in this transaction are considered sold and derecognized, with the proceeds resulting in an increase of shareholders’ equity. As treasury shares are excluded from the scope of IAS 39 revised and as IAS 32 does not provide derecognition guidance, an assessment was made based on the overall transfer of ownership of the Allianz shares based on, by analogy, the derecognition criteria of IAS 39 revised. Allianz concluded that the transaction with the Financial Institution constituted a true sale, and Allianz had no continuing involvement with the shares. Allianz forfeited its contractual rights to receive cash flows from the Allianz shares. The Financial Institution has the right to receive the dividends distributed in respect of the Allianz shares and bears the risk and rewards of changes in the market price of the Allianz shares. Allianz has definitively transferred full control of the shares to the Financial Institution, which in turn is able to transfer the Allianz shares to investors pursuant to the “mandatory” exchangeable debt instrument.

B. U.S. GAAP

Similarly, under U.S. GAAP, the Financial Institution and its Luxembourg subsidiary are not subject to consolidation by Allianz, because they are not considered variable interest entities under FIN 46, Consolidation of Variable Interest Entities. Rather, they are considered voting interest entities, to which FIN 46 does not apply. According to ARB 51, Consolidated Financial Statements and SFAS 94, Consolidation of All Majority-Owned Subsidiaries, an enterprise must consolidate an entity if it holds the majority of its voting rights. The Financial Institution and its Luxembourg subsidiary do not satisfy the criteria specified in ARB 51 and are thus not subject to consolidation by Allianz under U.S. GAAP.

Although the sale of treasury shares is not specifically addressed within the scope of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, we considered the derecognition criteria of SFAS 140 as guidance, by analogy, for the derecognition of the Allianz shares. Allianz concluded that the transaction with the Financial Institution constituted a true sale of the Allianz shares, as the transferred assets have been legally isolated from the transferor. Moreover, the shares purchased by the Financial Institution are pledged to the investors as collateral for the “mandatory” exchangeable, further indicating the Financial Institution’s effective control over the Allianz shares.

Tabular Disclosure of Contractual Obligations, page 124

7.	The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion.

We note your comment and intend to include in our 2006 Form 20-F a revised table that includes interest on long-term debt as a separate line item, along with an explanatory note to the table explaining this inclusion. Please refer to our response to Comment 9 for the form of revised table and note thereto.

8.	Please explain to us why you have only included the current portion of liabilities to banks and customers in the table.

We included only the current portion of liabilities to banks and customers in the table, because it represented the most significant portion of our liabilities to banks and customers. However, we note your comment and intend to include in our 2006 Form 20-F a revised table that includes our total liabilities to banks and customers, along with a revised note to the table. Please refer to our response to Comment 9 for the form of the revised table and note thereto.

9.	Please provide to us a revised table that includes the payments associated with the policy reserves for all of the life/health insurance policies.

Please find below a revised table which we intend to include in our 2006 Form 20-F. The revised table will include the payments associated with the aggregate policy reserves for all of our life/health insurance policies, along with a revised explanatory note thereto.

Tabular Disclosure of Contractual Obligations

Payments Due By Period at December 31, 2006(1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	€ mn	€ mn	€ mn	€ mn	€ mn
Long-term debt obligations(2)
Interest on long-term debt obligations(3)
Operating lease obligations(4)
Purchase obligations(5)
Liabilities to banks and customers(6)
Reserves of insurance and investment contracts(7)
Reserves for loss and loss adjustment expenses(8)
Other long-term liabilities(9)

Total contractual obligations

(1)	The table sets forth the Allianz Group’s contractual obligations as of December 31, 2006. Contractual obligations do not include contingent liabilities or commitments and only transactions with parties outside the Allianz Group are considered.
(2)	For further information, see Notes [15] and [19] to our consolidated financial statements.
(3)	Amounts included in the table reflect estimates of interest on fixed rate long-term debt obligations to be made to lenders based upon the contractually fixed interest rates. Amounts excluded from the table represent interest on floating rate long-term debt obligations and interest on money market securities. The amount of floating rate interest is not reasonably fixed and determinable since the interest rate is not contractually fixed. The amount and timing of interest on money market securities is not reasonably fixed and determinable since these instruments have a daily maturity. For further information, see Notes [15] and [19] to our consolidated financial statements.
(4)	The amount of € [•] million is gross of € [•] million related to subleases, which represent cash inflow to the Allianz Group.
(5)	Purchase obligations only include transactions related to goods and services; purchase obligations for financial instruments are excluded.
(6)	Liabilities to banks and customers include € [•] million and € [•] million of payables on demand, respectively. For further information, see Notes [17] and [18] to our consolidated financial statements.
(7)

Reserves for insurance and investment contracts include contracts where the timing and amount of payments are considered fixed and determinable and contracts which have no specified maturity dates and may or may not result in a payment to the contract holder depending on mortality and morbidity experience and the incidence of surrenders, lapses, or maturities. For contracts which do not have payments that are fixed and determinable, the Allianz Group has made assumptions to estimate the undiscounted cash flows of contractual policy benefits including mortality, morbidity, interest crediting rates, policyholder participation in profits, and future lapse rates. These assumptions represent current best estimates, and may differ from estimates utilized to establish the reserves for insurance and investment contracts as a result of applying the provisions of US GAAP relating to the lock-in of assumptions on the issuance dates of the contracts. Due to the uncertainty of the assumptions used, the amount presented could be materially different from the actual incurred payments in future periods. Furthermore, these amounts do not include premiums and fees expected to be received, investment income earned, expenses incurred to parties other than the policyholder such as agents, or administrative expenses. In addition, these amounts are presented net of reinsurance expected to be received as a result of these cash flows. The amounts presented in this table are undiscounted and therefore exceed the reserves for insurance and investment contracts presented in the consolidated balance sheet. For further information on reserves for insurance and investment contracts, see Note [16] to our consolidated financial statements.

(8)	Comprise reserves for loss and loss adjustment expenses from our property-casualty insurance operations. The amounts presented in the above table are gross of reinsurance ceded. The corresponding amounts, net of reinsurance ceded, are € [•] million, € [•] million, € [•] million and € [•] million for the periods less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively. For further information on reserves for loss and loss adjustment expenses, see “Information on the Company—Property-Casualty Insurance Reserves” and Note [16] to our consolidated financial statements.
(9)	Comprise estimated future benefit payments. For further information, see Note [21] to our consolidated financial statements.

Consolidated Statements of Changes in Shareholder’s Equity, page F-3

10.	Please tell us the amount of “total income and expense for the period” for each period presented and why you omitted it from with this statement as required by paragraph 96(c) of IAS 1.

We have included disclosures of “total income and expense for the period” on page F-61 of our 2005 Form 20-F under the heading “Comprehensive Income”. Comprehensive income for the years ended December 31, 2005, 2004, and 2003, amounted to €9,003 million, €2,382 million and €3,591 million, respectively. As the appropriate disclosures were included on page F-61, this same information was not additionally included in the Consolidated Statement of Changes in Shareholders’ Equity in our 2005 Form 20-F. In response to your comment, however, we intend to include this disclosure in our 2006 Form 20-F within the Consolidated Statement of Changes in Shareholders’ Equity.

Consolidated Cash Flow Statements, page F-4

11.

Please explain to us why it is appropriate to include “Change in loans and advances to banks and customers,” “Change in liabilities to banks and customers,” “Change in certificated liabilities,” and the amounts related to your universal life contracts within operating activities. We note that you disclose in note 2 of your interim financial statements for the period ended June 30, 2006 on Form 6-K filed August 11, 2006 that you changed the reporting geography of these amounts. Further explain to us how the presentation of these changes on a net basis in that document complies with the requirement to report information in this statement on a gross basis. Please provide any references to the IFRS literature that supports this presentation.

Effective January 1, 2006, we changed the categorization of certain items within our Consolidated Statement of Cash Flows. The Allianz Group operates in four very different and distinct businesses: property/casualty insurance, life/health insurance, banking, and asset management. Although many of the assets and liabilities are similar in nature in these distinct businesses, current accounting practices vary regarding where the cash flows from these assets and liabilities are recognized in cash flows by business. For example, many banking entities include loans and advances to customers under operating activities, whereas insurance companies include loans and advances to customers under investing activities. Further, the relevant accounting literature is contradictory for a diversified financial service group such as the Allianz Group as indicated by the following paragraphs of IAS 7, Cash Flow Statements:

Paragraph 14: “Cash advances and loans made by financial institutions are usually classified as operating activities since they relate to the main revenue-producing activity of that entity.”

Paragraph 16: “Examples of cash flows arising from investing activities are….cash advances and loans made to other parties (other than advances and loans made by a financial institution).”

Therefore, in order to enhance consistency within the Allianz Group’s Consolidated Statement of Cash Flows under IFRS and U.S. GAAP, certain reclassifications in presentation were made with an emphasis on the definitions of operating, investing and financing cash flows included in IAS 7. As a result, certain interest bearing assets were reclassified from operating cash flows, such as loans and advances to banks and customers, to investing activities. We had previously referred to Paragraph 14 of IAS 7 in classifying this change in operating activities as the majority of lending activities were in our Banking segment. Furthermore, as result of the adoption of IAS 39 revised on January 1, 2005, a significant portion of the Property/Casualty and Life/Health segments’ portfolios of available-for-sale securities were reclassified to loans and advances to banks and customers. Therefore, the inclusion of these changes under investing activities was additionally justified under Paragraph 16 of IAS 7.

It is also common industry practice for financial institutions to report under IFRS their sources of funding such as changes in deposits (i.e., liabilities to banks and customers) and changes in long term debt (i.e., certificated liabilities) within operating activities to offset the changes in the use of such funding such as loans (i.e., loans and advances to banks customers). While that practice is common in the financial institution industry, we believe that, for a diversified financial services company such as the Allianz Group, including interest bearing liabilities within financial activities allows for a more consistent classification across our business segments and enhances consistency among the definitions of operating, investing and financial cash flows. This treatment is consistent with our U.S. GAAP reporting, as indicated on page F-125 in our 2005 Form 20-F.

Additionally, as a result of the reclassification of these interest-bearing liabilities within financing activities, we reclassified certain aggregate policy reserves for universal-life type insurance and investment contracts from operating activities to investing activities. These liabilities are interest-bearing and thus of a similar nature to those listed in the previously mentioned changes.

As these reclassifications represent a change in the Allianz Group’s accounting policy, they will be applied retrospectively in our 2006 Form 20-F. In addition, within our 2006 Form 20-F, we intend to provide a gross presentation of investing and financing activities that are not short-term in nature.

Notes to the Allianz Group’s Consolidated Financial Statements

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

12.

Please provide to us in disclosure type format a discussion of the insurance risks that arise from your various life insurance contracts or tell us where this disclosure is currently located. Refer to paragraphs 39(c) and 39A of IFRS 4.

We note your comment and will limit our response to the disclosure required by the currently effective Paragraph 39(c) of IFRS 4, since Paragraph 39A forms part of a revised version of IFRS 4, which only becomes effective for the Allianz Group for the year ending December 31, 2007.

In response to the Staff’s comment, we intend to include the following additional disclosures in Note 16 “Reserves for Insurance and investment contracts” to our consolidated financial statements in our 2006 Form 20-F:

“The Allianz Group’s Life/Health segment provides a wide variety of insurance and investment contracts to individuals and groups in approximately 30 countries around the world. Individual contracts include both traditional contracts and unit-linked contracts. Without consideration of policyholder participation, traditional contracts generally incorporate significant investment risk for the Allianz Group. Traditional contracts include life, endowment, annuity, and supplemental health contracts. Traditional annuity contracts are issued in both deferred and immediate types. In addition, the Allianz Group’s life/health operations in the United States issues a significant amount of equity indexed deferred annuities. Unit-linked contracts generally result in the contract holder assuming investment risk. In addition, in certain markets, the Allianz Group issues group life, health, and pension contracts.

As of December 31, 2006 and 2005, the Allianz Group’s deferred acquisition costs and reserves for insurance and investment contracts are summarized as follows:

	Deferred acquisition costs	Aggregate policy reserves	Reserves for premium refunds	Other insurance reserves	Total non- unit linked reserves	Unit linked liabilities	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
As of December 31, 2006:
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk:
Germany Life
Germany Health
France
Italy
Switzerland
Austria
South Korea

Subtotal

Other:
Belgium
Spain
Other Western and Southern Europe
Eastern Europe
United States
Taiwan
Other Asia-Pacific
South America
Other

Subtotal

As of December 31, 2005:
Countries with legal or contractual policyholder participation in insurance, investment and/or expense risk:
Germany Life	5,196	107,977	15,737	3	123,717	681	124,398
Germany Health	819	11,370	3,049	3	14,422	0	14,422
France	392	40,987	5,358	67	46,412	9,692	56,104
Italy	1,175	19,542	963	2	20,507	23,884	44,391
Switzerland	292	5,894	657	129	6,680	466	7,146
Austria	108	2,924	323	0	3,247	119	3,366
South Korea	694	5,679	68	0	5,747	484	6,231

Subtotal	8,676	194,373	26,155	204	220,732	35,326	256,058

Other:
Belgium	93	4,782	62	0	4,844	368	5,212
Spain	21	4,394	716	0	5,110	132	5,242
Other Western and Southern Europe	321	1,539	44	0	1,583	3,252	4,835
Eastern Europe	200	1,452	17	10	1,479	289	1,768
United States	4,217	32,406	0	0	32,406	13,751	46,157
Taiwan	170	1,778	0	0	1,778	1,325	3,103
Other Asia-Pacific	107	295	30	0	325	121	446
South America	0	90	0	1	91	92	183
Other	41	1,599	0	3	1,602	5	1,607

Subtotal	5,170	48,335	869	14	49,218	19,335	68,553

	13,846	242,708	27,024	218	269,950	54,661	324,611

A significant part of the Allianz Group’s Life/Health segment operations is conducted in Western Europe. Insurance laws and regulations in Western Europe have historically been characterized by legal or contractual minimum participation by contract holders in the profits of the insurance company issuing the contract. In particular, in Germany, Switzerland and Austria, which comprise approximately [•]% and 46%, of the Allianz Group’s reserves for insurance and investment contracts as of December 31, 2006 and 2005, respectively, include a significant level of policyholder participation in all sources of profit including mortality/morbidity, investment and expense. As a result of this policyholder participation, the Allianz Group’s exposure to insurance, investment and expense risk is mitigated.

Furthermore, a significant portion of the Allianz Group’s traditional and unit-linked contracts issued in France, Italy and the United States, although meeting the criteria for classification as insurance contracts under IFRS 4 on an individual contract basis, do not incorporate significant insurance risk at a portfolio level. Insurance risk is insignificant because the unit-linked contracts are essentially investment-type products, rather than insurance products. However, these contracts meet the definition of an insurance contract under IFRS 4 because the policyholder participates in the investment earnings at the discretion of Allianz.

As a result the significant diversity in types of contracts issued, including the offsetting effects of mortality risk and longevity risk inherent in a combined portfolio of life insurance and annuity products, and the geographic diversity of the Allianz Group’s Life/Health segment, as well as the significant level of policyholder participation in mortality/morbidity risk in certain countries in Western Europe, the Allianz Group does not believe its Life/Health segment has any significant concentrations of insurance risk, nor does it believe its net income or shareholders’ equity is highly sensitive to insurance risk.

The Allianz Group’s Life/Health segment is exposed to significant investment risk as a result of guaranteed minimum interest rates included in most of its traditional contracts. A summary of the weighted average guaranteed minimum interest rates by the country of the Allianz Group’s most significant operating entities in the Life/Health segment is as follows:

Guaranteed Minimum Interest Rates

As of December 31,	2006		2005
Country	Wtd avg	%	Wtd avg	%
German Life
France
Italy
Switzerland
Spain
Netherlands
Austria
Belgium
United States
South Korea
Taiwan

In most of these markets, the effective interest rate being earned on the investment portfolio, as well as current investment rates, exceed these guaranteed minimum interest rates. In addition, the operations in these markets may also have significant mortality and expense margins. As a result, as of December 31, 2006 and 2005, the Allianz Group does not believe that it is exposed to a significant risk of additional premium deficiencies in its Life/Health segment. However, the Allianz Group’s Life/Health operations in Switzerland, Belgium, South Korea and Taiwan, in particular have high historical guaranteed minimum interest rates on contracts in their portfolios and, as a result, may be sensitive to any additional declines in investment rates or a prolonged low interest rate environment.”

Reserves for loss and loss adjustment expenses, page F-64

13.

Please explain to us why the gross reserve amounts included in the rollforward table on page F-64 do not agree with the gross reserve amounts includes in the development table included on page F-65. Also explain to us why the amounts in the development table changed from what you presented in your prior year Form 20-F.

In preparing the reserve development table on page F-65 in the 2005 Form 20-F, the Allianz Group adopted a new approach to reflecting the acquisition or disposal of subsidiaries during the review period. All subsidiaries disposed of during this period were excluded on a retrospective basis to prevent an artificial run-off gain from the resulting reduction in liabilities, whereas, in prior years, disposed subsidiaries were only excluded on a prospective basis. As a result, the amounts in the development table on page F-65 are different from the figures in the roll-forward table on page F-64. For this same reason, historical gross reserves in the development table on page F-65 changed from what was presented in our Annual Report on Form 20-F for the year ended December 31, 2004.

24 Premiums earned (net), page F-77

14.	Please explain to us your basis for presenting insurance premiums in this note and benefits paid in note 31 on a net basis. Refer to paragraph 14(d) of IFRS 4.

In adopting IFRS 4, Insurance Contracts, we considered the requirements of Paragraph 14(d)(ii) of this standard and discussed these requirements with many of our peer companies. During this process, there was uncertainty among our peers regarding the impact of this paragraph on issuers that were previously following a comprehensive basis of insurance and reinsurance accounting such as U.S. GAAP. As you are aware, IFRS 4 is Phase I of the development of a comprehensive basis of accounting for insurance and reinsurance contracts under IFRS. IFRS 4 primarily addresses disclosure requirements rather than recognition and measurement requirements. As such, IFRS 4 does not address how to measure insurance or reinsurance contracts; and as a result, it does not define income or expense from reinsurance or insurance contracts.

Paragraph 14(d)(ii) states that an entity shall not offset income or expense from reinsurance contracts against expense or income from the related insurance contracts. Certain issuers have elected to consider that premiums, benefits and commissions related to reinsurance companies on a net basis as income or expense from reinsurance contracts. Others have elected to present all reinsurance activity in claim expense. However, this treatment is not specified in IFRS 4.

As IFRS 4 does not specify measurement guidance for reinsurance contracts, we have elected to apply U.S. GAAP in this respect to the extent permitted under IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. We believe that the presentation required under U.S. GAAP is most appropriate because it is consistent with the underlying measurement, which is also U.S. GAAP. Furthermore, it should be noted that the disclosures presented in Notes 24 and 31 to our consolidated financial statements in the 2005 Form 20-F provide disaggregated information for premiums and insurance benefits on a gross, assumed and ceded basis. Therefore, in light of the lack of guidance under IFRS 4 regarding measurement, we have presented information about our reinsurance activities at a particularly detailed level in these referenced Notes.

42 Contingent liabilities, commitments, guarantees, and assets pledged and collateral, page F-96

Litigation, page F-96

15.	Please provide to us in disclosure type format:

•	The portion of the $120 million settlement related to the Deutsche Telekom matter that is the obligation of Allianz.

•	The amount of the fine that you are appealing related to the German Federal Cartel Office and whether and, if so, to what extent you have reserved for that fine.

We note your comment and provide below supplemental information in disclosure-type format.

(a) Deutsche Telekom matter

“Allianz and its subsidiaries, including Dresdner Bank, had, and will have, no obligation to pay any portion of the $120 million settlement entered into by Deutsche Telekom on June 9, 2005. The settlement provided for a complete release of all claims against the underwriters named as defendants, which included Dresdner Bank, and did not require such underwriters to contribute to the settlement payment of $120 million.”

(b) German Federal Cartel Office

“The fine imposed on Allianz Versicherungs-AG by the German Cartel Office is of an immaterial amount for the Allianz Group and has been fully reserved for in Allianz’s consolidated financial statements. Allianz’s appeal of the decision relates to the full amount of the fine.”

16.

Please provide us in disclosure-type format an estimate of the financial effect as required by paragraph 86(a) of IAS 37 that the verdict related to the World Trade Center attack may have. If you are not able to provide this disclosure related to this verdict and for all other instances where you have made an assertion that you are unable to predict the potential outcome, provide us in disclosure-type format the disclosure required by paragraph 91 of IAS and tell us why it is not practicable for you to disclose the financial effect.

We note your comment and provide below in disclosure-type format the supplemental information requested.

“On November 5, 2001, a lawsuit, Silverstein v. Swiss Re International Business Insurance Company Ltd., was filed in the United States District Court for the Southern District of New York against certain insurers and reinsurers, including a subsidiary of Allianz SE which is now named Allianz Global Risks US Insurance Company. The complaint sought a determination that the terrorist attack of September 11, 2001 on the World Trade Center constituted two separate occurrences under the alleged terms of various coverages. In connection with the terrorist attack of September 11, 2001, we recorded net claims expense of approximately €1.5 billion in 2001 for the Allianz Group on the basis of one occurrence. On December 6, 2004, a New York jury rendered a verdict that the World Trade Center attack constituted two occurrences under the alleged terms of various coverages. Following this decision, the Allianz Group determined that no additional provisions on a net basis were necessary because the additional liabilities arising from the decision were offset by positive developments in settling World Trade Center claims and higher levels of reinsurance coverage due to Allianz under the two occurrence theory. On October 18, 2006, the United States Court of Appeals for the Second Circuit of New York affirmed the decision of the lower court. We currently estimate the financial effect on the Allianz Group resulting from the Court of Appeals’ decision to be USD 186 million.

Allianz Global Investors of America L.P. and some of its subsidiaries have been named as defendants in multiple civil US lawsuits commenced as putative class actions and other proceedings related to matters involving market timing and revenue sharing in the mutual fund industry. These proceedings are still in a preliminary stage and the potential outcome cannot be predicted at this time.

Three members of the Fireman’s Fund group of companies in the United States, all subsidiaries of Allianz SE, are amongst the roughly 135 defendants named in a class action filed on August 1, 2005 in the United States District Court District of New Jersey, captioned In re Insurance Brokerage Antitrust Litigation, in connection with allegations relating to contingent commissions in the insurance industry. No class has been certified for this class action proceeding, and the discovery stage is still underway. As a result, it is not possible to predict potential outcomes or assess any eventual exposure at this point.

In 2005, Allianz Life Insurance Company of North America was named as a defendant in various putative class action lawsuits in Minnesota and California in connection with the marketing and sale of cash bonus annuity products. The lawsuit in Minnesota has been certified as a class action. The complaints allege that the defendant engaged in, among other practices, deceptive trade practices and misleading advertising in connection with the sale of such products, including, with the respect to the Minnesota lawsuit, the violation of the Minnesota Consumer Fraud and Deceptive and Unlawful Trade Practices Act. The potential outcome and exposure related to this lawsuit are currently uncertain because these proceedings have not yet progressed to a stage at which a potential outcome or exposure can be determined.”

43 Share based compensation plans, page F-101

17.

Please explain to us why you did not provide the assumptions used in all of the various plans discussed in this note. Also provide a revised discussion in disclosure-type format for your key assumptions that includes the expected option life used to determine the fair value applied to the various plans.

Upon our review of the disclosures for each plan described in Note 43 to our consolidated financial statements in the 2005 Form 20-F, we believe that the assumptions related to such plans have been adequately disclosed as required under IFRS 2, Share-based Payment and SFAS 123, Accounting for Stock-Based Compensation, with the exception of certain assumptions related to those plans that make use of option pricing models. The following share option plans make use of option pricing models: the Group Equity Incentives Plans – Stock Appreciation Rights, the AGF Group Share Option Plan and the RAS Group Share Option Plan. To various degrees, the disclosures related to these plans do not currently include a complete description of all of the requisite fair value modeling assumptions. Accordingly, we intend to insert the following additional disclosures in this note to our consolidated financial statements in the 2006 Form 20-F:

“Group Equity Incentives Plans – Stock Appreciation Rights

The fair value of the options at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices. In the absence of historical information regarding employee stock appreciation exercise patterns (all plans issued between 1999 and 2002 are significantly “out of the money”), we have estimated the expected life to equal the term to maturity of the Stock Appreciation Rights.

The following table provides the assumptions used in estimating the fair value of the outstanding stock appreciation rights at grant date.

For the year ended 12/31/		2006	2005	2004
Expected volatility	%	[•]	27.8%	35.2%
Risk-free interest rate	%	[•]	3.1%	4.1%
Expected dividend rate	%	[•]	1.9%	1.8%
Share price	€	[•]	93.33	83.75
Expected life	Years	[•]	7	7

AGF Group Share Option Plan

The fair value of the options at grant date is measured using a Cox-Rubinstein binomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices aligned with the expected life of the options. We have estimated the expected life to equal the term to maturity of the options.

For the year ended 12/31/		2006	2005	2004
Share price	€	[•]	77.95	52.00
Expected life	Years	[•]	8	8

RAS Group Share Option Plan

The fair value of the options at grant date is measured using a trinomial tree option pricing model. Option valuation models require the input of subjective assumptions including the expected stock price volatility and the expected life of the options. Volatility was derived from observed historical market prices aligned with the expected life of the options. We have estimated the expected life to equal the term to maturity of the options.

For the year ended 12/31/		2006	2005	2004
Share price	€	[•]	17.32	14.56
Expected life	Years	[•]	7	7

AGF Group Share Option Plan, page F-105

18.

Please explain to us the facts and circumstances that caused you to change the expected volatility for the calculation of fair value related to these plans. Include a discussion of the impact that this change had on the fair value determined.

Prior to 2005, Allianz’s majority-held subsidiary, AGF, prepared its stand-alone consolidated financial statements on the basis of accounting principles generally accepted in France (“French GAAP”). It also reported financial results to the Allianz Group on the basis of IFRS. During this period, the fair value modeling of share-based compensation, including the calculation of volatility, on an IFRS basis was prepared by the Allianz Group on the basis of information received from AGF. In 2005, the AGF Group adopted IFRS for its stand-alone financial statements. As a result, in 2005, AGF performed the share-based compensation modeling and reported the results to Allianz.

The change in expected volatility for the calculation of fair value related to the AGF plans resulted from the change in the process used to calculate volatility. Prior to 2005, volatility was calculated by Allianz using historical market values over a period of years that approximated the expected life of the related options, which is 8 years. In 2005, historical market volatility was taken by AGF from a subscription service without factoring in the term of the related option as required under paragraph B25(b) of IFRS 2. The

2005 volatility calculated under the previous method is 27.50%, rather than the reported 15%. As a result, the fair value of the options granted in 2005 should have been reported as €19.65, which is a difference of €14.60 per option.

The effect of this error on the Allianz Group’s net income for the year ended December 31, 2005 amounts to €1.7 million, and it was immaterial in both quantitative and qualitative terms. The effect of the error on the Allianz Group’s 2006 reported net income to date is also immaterial. We will correct this immaterial error and the related disclosure in our 2006 Form 20-F.

47 Summary of significant differences between the accounting principles used in the preparation of the consolidated financial statements and accounting principles generally accepted in the United States of America, page F-110

Valuation and recognition differences, page F-111

(a) Goodwill and intangible assets, page F-111

Goodwill, page F-111

19.	We note that you recorded a difference in impairment related to the goodwill acquired with Allianz Life, Seoul in 2003. Please clarify for us what your impairment policy was as it related to the testing of this impairment and the amount recorded under US GAAP.

In accordance with SFAS 142, Goodwill and Other Intangible Assets, the Allianz Group conducts an annual test to determine if the carrying amount of the goodwill of its reporting units is recoverable. The Allianz Group conducts this test on October 1 of each year. For purposes of conducting the annual test of recoverability of goodwill, the Allianz Group has identified reporting units, which are either its operating segments or one level below its operating segments. A summary of the Allianz Group’s reporting units, labeled as “cash generating units” for IFRS presentation, is included in the 2005 Form 20-F on page F-46. Consistent with SFAS 142, the Allianz Group applies the two step method of recognizing and measuring an impairment loss.

As a result of the annual testing of the recoverability of goodwill during the year ended December 31, 2003, the Allianz Group recognized an impairment loss in the amount of €290 million under U.S. GAAP as the carrying amount exceeded the fair value of one of its reporting units, Asia Pacific Life/Health.

In addition to requiring annual amortization of goodwill, IAS 36, Impairment of Assets (1998) also required an impairment test whenever there is an indication of a potential impairment loss. This impairment test is conducted to determine whether the carrying amount of the goodwill of its cash generating units is recoverable. For purposes of this testing, the Allianz Group identified its cash generating units consistently with its reporting units, as these units represent the lowest level at which management monitors the business and at which goodwill can be allocated.

In connection, with its annual impairment test under U.S. GAAP and as the result of continued unsatisfactory business results of Allianz Life of Korea, the Allianz Group concurrently performed a test of the recoverability of the goodwill of the Asia Pacific Life/Health cash generating unit for IFRS reporting purposes. Allianz Life of Korea contributes a significant portion of the revenues and results of the Asia Pacific Life/Health cash generating unit. As a result of this testing of the recoverability of goodwill, the Allianz Group recognized an impairment loss in the amount of €224 million under IFRS as the carrying amount exceeded the fair value of the cash generating unit, Asia Pacific Life/Health.

The Allianz Group adopted the provisions of SFAS 142 with respect to the prohibition on amortization of goodwill on January 1, 2002, while IFRS required regular amortization of goodwill until the adoption of IAS 38 (2003) on January 1, 2005. Therefore, the carrying amount of the Asia Pacific Life/Health cash generating unit was lower under IFRS than U.S. GAAP as a result of the additional goodwill amortized for the period from January 1, 2002 through September 30, 2003. As a result, the difference in the amount of the impairment of goodwill recognized between IFRS and US GAAP was €66 million.

Core deposits, page F-112

20.	Please explain to us why core deposits and customer base intangibles were not recorded in accordance with IFRS in connection with the Allianz Group’s acquisition of Dresdner Bank AG.

In accordance with IAS 22 and IAS 38 (1998), respectively, the application of business combination accounting and the recognition of intangible assets occurs at the time of acquisition. Allianz’s acquisition of Dresdner Bank was completed in 2001.

Based on IAS 38.7 (1998), an intangible asset is an identifiable non-monetary asset without physical substance held for use in the production or supply of goods or services, for rental to others, or for administrative purposes. Furthermore an asset is a resource:

(a) controlled by an enterprise as a result of past events; and

(b) from which future economic benefits are expected to flow to the enterprise.

IAS 38.16 (1998) provides the following guidance of “controlled by an enterprise”:

“An enterprise may have a portfolio of customers or a market share and expect that, due to its efforts in building customer relationships and loyalty, the customers will continue to trade with the enterprise. However, in the absence of legal rights to protect, or other ways to control, the relationships with customers or the loyalty of the customers to the enterprise, the enterprise usually has insufficient control over the economic benefits from customer relationships and loyalty to consider that such items (portfolio of customers, market shares, customer relationships, customer loyalty) meet the definition of intangible assets.”

Due to the absence of legal rights to protect, or other ways to control, the relationships with customers or the loyalty of the customers to the entity, the recognition criteria as set forth above in IAS 38 (1998) are not satisfied with respect to Dresdner Bank’s core deposits and customer base intangibles, and accordingly, Allianz Group did not recognize them separately as an intangible asset at, and from, the time of the Dresdner Bank acquisition.

As you are aware, IAS 38 revised, issued in 2003, clarifies and expands the definition of “control” as outlined above. IAS 38.16 (2003) now includes the following additional wording:

“In the absence of legal rights to protect customer relationships, exchange transactions for the same or similar non-contractual customer relationships (other than as part of a business combination) provide evidence that the entity is nonetheless able to control the expected future economic benefits flowing from the customer relationships. Because such exchange transactions also provide evidence that the customer relationships are separable, those customer relationships meet the definition of an intangible asset.”

Based on this additional language, we conclude that core deposits and customer base intangibles would meet the definition of an intangible asset under the revised IAS 38. However, the transition rules of the revised IAS 38.130 require a prospective application of the standard to the accounting for intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004, and as Allianz’s acquisition of Dresdner Bank was completed in 2001, there is no adjustment for prior periods to reflect IAS 38 revised.

(j) Derivatives on own shares, page F-118

21.	Please tell us how you considered SFAS 150, specifically paragraph 11, in determining the US GAAP treatment described in this note.

In addition to considering paragraph 11 of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, we also considered paragraphs 23, 24 and A10 of SFAS 150. The contracts described on page F-118 of our 2005 Form 20-F are freestanding written put options on the Allianz shares that require physical settlement. As required by paragraph 11 of SFAS 150, they are recognized as liabilities. Therefore, the guidance of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and the scope exception (paragraph 11a) for equity derivatives in SFAS 133, Accounting for Derivative Instruments and Hedging Activities do not apply.

As indicated in paragraph A10 of SFAS 150, freestanding written put options on the Allianz shares that require physical settlement are either derivative instruments, if they meet other criteria in SFAS 133, or they are measured initially or subsequently at fair value under paragraphs 23 and 24 of SFAS 150. Paragraph 24 of SFAS 150 indicates that changes in fair value should be recognized in net income. As SFAS 133 also requires instruments within its scope to be initially or subsequently measured at fair value with change recorded in net income, the measurement guidance is consistent with SFAS 150 with regards to written put options on own shares that require physical settlement. Therefore, as indicated on page F-118 of our 2005 Form 20 F, all written put options on the Allianz shares that require physical settlement are recorded as liabilities and are recognized initially and subsequently at fair value with changes recognized in net income for U.S. GAAP reporting purposes.

(l) Share based compensation, page F-119

22.

Please explain to us how you determined that the existence of the put feature related to the shares issued in connection with these options did not result in a liability plan under the requirements of SFAS 123. Include any references to the specific US GAAP literature upon which you relied in making this determination.

Prior to the adoption of SFAS 123, Accounting for Certain Transactions involving Stock Compensation, on January 1, 2003, the Allianz Group accounted for these stock based compensation awards under APB No. 25, Accounting for Stock Issued to Employees. The awards under the Class B Plan of PIMCO LLC (the PIMCO B Units) were treated as fixed awards under APB No. 25. The Allianz Group assessed the impact of the put feature of the award under FIN 44, Accounting for Certain Transactions involving Stock Compensation. FIN 44.68 states that a put feature held by an employee that gives the employee the right to sell shares obtained upon the exercise of a stock option back to the Allianz Group for fair value does not cause liability accounting if the right is not exercisable until at least six months after option exercise. The PIMCO B Unit recipients received equity instruments accounted for as fixed awards under APB No. 25 that included a put feature with an exercise price at fair value that could not be exercised within six months of vesting as described in FIN 44. As a result, the PIMCO B Units were accounted for as equity awards and recorded at fair value on the grant date with compensation expense recorded over the requisite service period.

Effective January 1, 2003 Allianz adopted SFAS No. 123. The Allianz Group’s adoption of SFAS No. 123 did not change the accounting for the PIMCO B Units. SFAS 123 does not specifically address whether financial instruments issued as stock-based compensation are liability or equity awards; instead, the accounting is based on the substantive terms of the relevant plan as mutually understood by the employer and the employees who receive awards as required in SFAS 123.39. SFAS 123 also provides guidance to clarify the classification of the awards in the basis of conclusions of the standard. SFAS 123.216 states that whether a financial instrument qualifies as a liability or an equity instrument of its issuer depends on the nature of the obligation embodied in it, not on the means by which it is actually settled. The repurchase of an equity instrument for cash does not convert the equity instrument into a liability; the transaction remains, in substance, the repurchase of an equity instrument. Furthermore, SFAS 123.217 states that the principles identified in SFAS 123.216 provide the basis for treating both awards that call for settlement in stock and awards that call for settlement in cash (or other assets of the entity). Awards that are settled in stock are equity award instruments when issued, and their subsequent repurchase for cash equal to their value does not call for an adjustment to previously recognized compensation cost.

The Allianz Group evaluated the substantive terms of the PIMCO B Unit Plan (the “Plan”) to determine the accounting as required under SFAS 123.39. Allianz believes that the financial instruments issued under the Plan would be considered equity instruments on the date of grant as the Plan requires Allianz to deliver equity instruments on the date of vesting and does not allow the employee the right to require cash settlement on the grant date. While the Plan does not allow cash settlement on the date of vesting, the Plan does provide the employee the ability to require Allianz to repurchase the vested awards at fair value six months after vesting (i.e. the put option). As noted above, prior to the adoption of SFAS 123, the provisions of FIN 44 specifically addressed the accounting implications of fair value put options, and stated that as long as the equity holder was at risk for a reasonable period of time (determined to be six months), the award would be considered to be a fixed award rather than a variable award under APB No. 25. SFAS 123 did not specifically address the accounting for fair value put options, although we note that the issuance of SFAS 123 did not supersede any of the provisions of FIN 44. Allianz assessed whether it was appropriate to analogize the guidance in FIN 44 to the implementation of SFAS 123 and the fair value put options and noted the guidance promulgated in SFAS 123.217. Based on this assessment, Allianz believes that it would be appropriate to analogize the fair value put options to FIN 44, as SFAS 123.217 appears to support such comparisons (a situation where equity settled awards can be redeemed for cash and not require classification and recognition as a liability award). Therefore, Allianz concluded that the fair value put included in the Plan does not effectively result in cash settlement, and the PIMCO B Units should be accounted for as equity awards under SFAS 123. In reaching this conclusion, there are no changes to the accounting previously applied by Allianz under APB No. 25, because under APB No. 25, Allianz recorded compensation costs as the fair value on the date of grant and recognized the expense over the requisite service period.

Allianz notes that its conclusion upon the adoption of SFAS 123 is consistent with the Board’s conclusion in SFAS 123R.31 relating to puttable shares. This paragraph refers to SFAS 150 noting that the standard does not apply to outstanding shares embodying a conditional obligation to transfer assets such as puttable shares. A puttable share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met: (a) the repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued, or (b) it is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued. For this purpose, a period of six months or more is considered to be a reasonable period of time. A puttable share that meets neither of these conditions shall be classified as equity.

(m) Income taxes, page F-119

23.	Please explain to us in greater detail what is meant by the “portfolio method.” Include the specific references to the applicable US GAAP authoritative literature that supports this treatment.

As further discussed below, the “portfolio method” refers to a practice used to account for the amounts that remain in Other Comprehensive Income (“OCI”) when accounting for changes in enacted tax rates under SFAS 109, Accounting for Income Taxes, and their effects on available-for-sale securities portfolios. Under the portfolio method, related amounts in OCI remain intact until the aggregate portfolio is sold in its entirety.

SFAS 115, Accounting for Certain Investments in Debt and Equity Securities requires all unrealized gains on available-for-sale securities to be recorded net of the related deferred tax provisions in other comprehensive income. The deferred tax provisions are based on the excess of the fair value of these securities over their tax basis. As the unrealized gains and deferred tax provisions are both located within other comprehensive income, neither has an affect on net income.

SFAS 109 (paragraph 27), as interpreted by EITF 93-13, “Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations”, requires that the effects of a change in the enacted tax rate be recorded in income from continuing operations during the period that includes the date on which the tax change was enacted. Therefore, the deferred tax liabilities associated with the portfolio of eligible available for sale equity securities must be adjusted in the same period.

In November 2000, the German government enacted the Tax Reduction Act, which included a new provision applicable to capital gains on the sale of eligible equity securities (specifically, German equities), reducing the tax rate on the sale of these securities to zero. As a result of this change in tax rate, there remains an amount in OCI related to the deferred tax. We are aware of two approaches: the “item-by-item”, or “individual investment”, approach and the “portfolio method”, or the “aggregate portfolio approach”. Under the “individual investment” approach, a portion of the amount remaining in OCI is allocated to each individual security based on the unrealized gain or loss position at the time of the change in enacted tax rates. Each time a security is sold, the assigned amount from OCI is cleared as a debit or credit to income in later years. Under the “portfolio method”, the amount in OCI remains intact until the aggregate portfolio is sold in its entirety. Under each of the approaches, the amount in OCI remains unadjusted until the securities have been sold.

It is our understanding that neither the FASB nor any other authoritative body has provided direct guidance regarding the approach to be used in clearing OCI accounts related to changes in tax laws. The main reason for choosing the “portfolio method” is due to the unreasonable cost-benefit of applying the “individual investment” approach. By analogy, we note the following support in paragraph 113 of SFAS 109:

“Some respondents to the Exposure Draft proposed that the tax effect of an enacted change in tax rates on temporary differences related to a prior-year gain or loss that was reported as an extraordinary item, discontinued operations, or an item of comprehensive income excluded from net income should be reported in the same manner as that gain or loss was reported in the prior year. The Board concluded that it should not require reporting portions of the tax effect of an enacted change in tax rates (or a change in a valuation allowance as discussed above) as extraordinary items, and so forth, to remeasure in the current year the after-tax amount of gains and losses that occurred and were reported in prior years. The Board decided that the entire tax effect of a change in enacted tax rates should be allocated to continuing operations in order to avoid the sometimes complex problems of tracing back to events of prior years in conjunction with:

a. Many different types of temporary differences

b. Incremental tax rates (used for intraperiod allocation) that may be different from statutory tax rates

c. Operating loss and tax credit carrybacks and carryforwards.”

The FASB’s rationale for prohibiting “backward tracing” as outlined in paragraph 113 above is the same rationale the Allianz Group has used for selecting the “portfolio method”. In the absence of any further guidance on the part of the FASB, we believe that this is a reasonable approach to use in practice.

*    *    *

In connection with Allianz’s responses to the Staff’s questions, Allianz hereby acknowledges the following: Allianz is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Allianz may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the 2005

Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

(Attachment)

cc:	Vanessa Robertson

James Atkinson

(Securities and Exchange Commission)

Burkhard Keese

Dr. Susanne Kanngiesser

Dr. Peter Hemeling

(Allianz SE)

Johannes Pastor, Partner

(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner

(KPMG LLP)

William D. Torchiana

(Sullivan & Cromwell LLP)

Exhibit A

Allianz Group

Loss and LAE Reserves by Region and Line of Business, Gross of Reinsurance (1)

IFRS Basis

Euro in millions

	Automobile Insurance			General Liability			Property			Other Short-Tail Lines (2)			Other Medium-Tail Lines (3)			Other Long-Tail Lines (4)			Total
as of December 31,	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
Germany (5)	4,617	4,558		2,112	2,185		703	726		—	—		3,430	4,216		10	1,280		10,872	12,965
France (5)	2,129	2,176		1,774	1,897		1,198	1,158		228	298		3,199	3,197		—	—		8,528	8,726
Italy	3,919	4,163		1,495	1,574		445	448		163	158		411	409		12	15		6,445	6,767
Great Britain	967	1,035		344	420		467	618		47	55		325	214		900	932		3,050	3,274
Switzerland (5)	844	823		239	236		101	146		81	73		913	1,235		771	764		2,949	3,277
Spain	914	1,036		210	264		120	135		2	2		170	258		—	—		1,416	1,695
Rest of Europe	3,675	2,750		1,300	1,036		672	486		243	182		639	430		628	471		7,157	5,355
NAFTA Region (6)	468	469		4,024	5,059		2,104	3,001		73	14		706	996		1,465	1,533		8,840	11,072
Asia - Pacific Region	1,210	1,384		343	379		226	219		3	3		131	146		599	671		2,512	2,802
South America, Africa and Rest of World	108	165		29	56		147	111		2	2		49	75		—	—		335	409

Subtotal of countries / regions	18,851	18,559		11,870	13,106		6,183	7,048		842	787		9,973	11,176		4,385	5,666		52,104	56,342

Credit Insurance	—	—		—	—		—	—		1,107	1,012		101	93		—	—		1,208	1,105

Travel Insurance and Assistance Services	—	—		—	—		—	—		130	128		—	—		—	—		130	128

Marine & Aviation	—	—		—	—		—	—		—	—		1,206	1,804		888	867		2,094	2,671

Subtotal of specific business (global)	—	—		—	—		—	—		1,237	1,140		1,307	1,897		888	867		3,432	3,904

Allianz Group Total	18,851	18,559		11,870	13,106		6,183	7,048		2,079	1,927		11,280	13,073		5,273	6,533		55,536	60,246

(1)	By jurisdiction of individual Allianz Group subsidiary companies.
(2)	Other Short-Tail Lines comprise health, credit insurance, crop and hail.
(3)	Other Medium-Tail Lines comprise personal accident, legal protection, marine hull, aviation hull, construction, packages, multi-peril lines, pools, assumed business and other business.
(4)	Other Long-Tail Lines comprise workers compensation, marine third party liability and aviation third party liability.
(5)	For Germany, France and Switzerland, Other Medium-Tail business consists primarily of assumed business.
(6)	For the NAFTA Region, Other Long-Tail business consists of workers’ compensation in the United States.